SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ) 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration No.1431-1

MINUTES OF THE 98TH EXTRAORDINARY

BOARD OF DIRECTORS’ MEETING

On March 17, 2011, at 9:00 a.m., at the Company’s headquarters, located at Rua Coronel Dulcídio nº 800 - 10º andar, city of Curitiba, State of Paraná, the undersigned members of the Board of Directors (BOD) gathered via conference call, with the justified absence of Board Member Jorge Lepeltier. After the meeting was installed, Mr. Mauricio Schulman, Chairman of the BOD, greeted everyone and informed that the meeting was called extraordinarily to communicate the Board of the resignation from the position of member of the Audit Committee (AUC) of Board Member Jorge Michel Lepeltier, who shall still remain a member of the Company’s Board of Directors. The Chairman then presented the letter containing the motives of the resignation and his response to the Board Member. After that, he informed the Board that, in view of the resignation of Board Member Jorge Lepeltier, and in compliance with the provisions in the Internal Charter of the AUC and with the Sarbanes-Oxley Law, an independent member had to be elected for that Committee. After deliberating, the Board of Directors elected Board Member Luiz Antonio Rodrigues Elias as member of the Company’s Audit Committee, which shall be installed with the majority of its members, for the remainder of the 2009/2011 term-of-office. There being no further business to discuss, the Chairman thanked everyone for their attendance and the meeting was adjourned. MAURICIO SCHULMAN – Chairman; LINDOLFO ZIMMER – Secretary; LUIZ ANTONIO RODRIGUES ELIAS, JOÃO CARLOS FASSINA, JOSE RICHA FILHO, IVAN LELIS BONILHA, PAULO PROCOPIAK DE AGUIAR. This is a free English translation of the minutes of the 98th Special Board of Director’s Meeting were drawn up in the Company’s Book 07, page 028 registered at the Paraná State Trade Registry under no. 07/10-040141-4 on May 14, 2010.-------------------------------------------------------------

LINDOLFO ZIMMER

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 17, 2011

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.